

October 7, 2011

Via E-mail
Michael J. McElroy
General Counsel
Home Loan Servicing Solutions, Ltd.
2002 Summit Boulevard, Sixth Floor
Atlanta, Georgia 30319

Re: Home Loan Servicing Solutions, Ltd.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 23, 2011
File No. 333-172411

Dear Mr. McElroy:

We have reviewed your amended registration statement and response letter dated September 23, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General Comments

1. We reissue prior comment number 2 from our letter dated September 6, 2011, with regard to the valuation by the independent financial expert discussed on page 67.

2. Provide us with your analysis as to why the fairness opinion that you discuss on page 56 is not a report of an expert that needs to be discussed in the registration statement.

3. We note your response to prior comment 16. Please provide us with details on recent acquisitions of mortgage servicing rights by Ocwen or any other party, dating back to January 1, 2009.

Prospectus Summary

Our Company, page 1

4. We note your response to comment 6 of our letter dated September 6, 2011 and your disclosure that you will compensate Ocwen Loan Servicing for the services it performs prior to the transfer of legal ownership of the Initial Mortgage Servicing Rights. Please revise to clarify whether this compensation paid to Ocwen Loan Servicing will be identical to the compensation it will receive after the transfer of legal ownership.

5. Revise this section to discuss the following facts regarding the mortgage servicing rights that you are acquiring from Ocwen:

    - That the termination provisions of many of the servicing rights that you are acquiring have already been triggered;
    - The current amount of capital that Ocwen must hold to support these rights, on both a regulatory and contractual basis, and the amount that you believe that you must hold in order to comply with the provisions of the underlying agreements; and
    - The continued relationship between your founders and Ocwen following the transactions.

The Acquisition of the Initial Purchased Assets, page 3

6. Revise this section to clarify that you have not entered into an agreement with the match funding source for Home Loan Servicing Solutions to assume the funding facility from Ocwen.

Summary Consolidated Financial Data, page 11

7. Please revise your disclosure in footnote (a) of your Summary of Consolidated Financial Data and in the Capitalization table on page 42 to quantify the amount of discounts and commissions.

8. Please revise your disclosure in footnote (e) to include an enhanced discussion of your methodology for valuing each of the purchased assets and assumed liabilities. As it relates to the Rights to MSRs ensure that your disclosure includes a robust discussion of the fair value methodology, including the key inputs and assumptions used in measuring the fair value.

Risk Factors, page 13

9. Since management will no longer receive a valuation report as part of the purchase of the mortgage servicing assets, add a risk factor that discusses the fact that the assets, which you are purchasing from a related party, will not be valued by an independent financial expert.

10. Add a risk factor that discusses the risks faced by Home Loan Servicing in the event that it is not able to assume the match funding facility from Ocwen, or if it is not able to grow the facility in the event that advances exceed the current funding limit or if the funding limit is cut by the facility operator.

Ocwen Loan Servicing or we may be terminated as servicer under a pooling and servicing agreement, page 21

11. Revise this risk factor heading to clarify that the termination provisions of most of the initial mortgage servicing rights to be transferred to Home Loan Servicing Solutions have already had servicing termination events occur.

12. Revise this risk factor to clarify the total percentage of the mortgage servicing rights that you expect to acquire from Ocwen that have had events occur that could trigger the servicer termination clauses of the underlying contracts.

Management's Discussion and Analysis of Financial Condition, page 48

13. Revise this section to discuss management's view of the impact of any increase in interest rates upon your assumptions, including any expected increase in delinquencies and foreclosure as a result of the inability of the underlying borrowers to meet changing interest payment amounts as a result of rate adjustments on ARM loans. Similarly, please discuss management's view of any continuation in the decline of home values upon your need to provide additional advances.

Significant Assets and Liabilities – Mortgage Servicing Assets, page 54

14. We note your response to comment 19 of our letter dated September 6, 2011 describing your methodology to estimate the fair value of the Rights to MSRs. We also note your disclosure on page 7 and throughout various risk factors beginning on page 13 describing the increased risk related to your relationship with Ocwen Loan Servicing so long as it retains legal ownership of the Initial Mortgage Servicing Rights. These risks include the potential of Ocwen Loan Servicing filing for bankruptcy or being terminated as servicer, risk that your security interest may be ruled unenforceable or ineffective by a bankruptcy court, risk that the sale of Rights to MSRs to you was a fraudulent conveyance, and risk that you would not have recourse against Ocwen Loan Servicing or against the related trustee or securitization trust. Please tell us, and revise your disclosure to describe how you considered each of these factors or any other similar credit or legal risks that influence the likelihood that the obligation will or will not be fulfilled or the likelihood that your arrangement with Ocwen would be ruled unenforceable in the event of default in determining the fair value of the Rights to MSRs. In this regard and as you prepare your response please also describe how your planned future accounting may be impacted by the factors cited above.

15. As a related matter, we note your disclosure on page 18 that other potential purchasers of mortgage servicing rights may be more attractive to sellers if the sellers believe that they can obtain any necessary third party approvals and consents to transfer the mortgage servicing rights to these potential purchasers more easily than if they were transferring them to you. Please tell us whether you consider this a factor that market participants would take into consideration when pricing the asset and if so, how it impacts your valuation.

16. Your response to comment 19 states that you believe it is appropriate to account for the Rights to MSRs in the same fashion as you would account for the legal ownership of the Initial Mortgage Servicing Rights (i.e., recognize an intangible asset and elect the amortization method of accounting). You state that your conclusion is supported under ASC 860-50-25-1(c), which indicates that an entity shall recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset, which in your case is the underlying mortgage loans owned by various securitization trusts that are being serviced in connection with the Initial Acquisition. Please provide us with a more robust discussion focused on your determination that the Rights to MSRs meet the definition under ASC 860-50-25-1, namely that you have undertaken an obligation to service a financial asset as it relates to these Rights to MSRs, and can therefore be accounted for at amortized cost in accordance with ASC 860-50-35-1. In preparing your response, please address the fact that disclosure in your filing states that Ocwen Loan Servicing will remain obligated to service the underlying loans so long as the Required Third Party Consents have not been obtained with respect to any Initial Mortgage Servicing right, which you are uncertain of how long it will take to obtain or if you will be able to obtain them at all. Also, please discuss any alternative accounting considered and the basis for your conclusion that these alternatives were not appropriate.

Management

Director Independence, page 99

17. We note your response to comment 22 of our letter dated September 6, 2011. Since the other directors will be appointed prior to the distribution of the prospectus, please revise your disclosure to include your determination as to the independence of each board member in a subsequent pre-effective amendment.

Certain Relationships and Related Party Transactions

Ocwen Professional Services Agreement, page 111

18. We note your response to comment 27 of our letter dated September 6, 2011. Please revise your disclosure to provide the amount of the additional markup in a pre-effective amendment to the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Phippen at (202) 551-3697 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc.   Via E-mail
        Phillip J. Niehoff, Esq.
        Mayer Brown LLP